

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 13, 2009

Mr. Alan Donenfeld
Chief Executive Officer and Chief Financial Officer
TimberJack Sporting Supplies, Inc. c/o Paragon Capital LP
110 East 59th Street, 29th Floor
New York, New York 10022

> **Re:** **TimberJack Sporting Supplies, Inc.**
> **Item 4.01 8-K Filed February 3, 2009**
> **File No. 000-52352**

Dear Mr. Donenfeld:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant